

June 3, 2024

Sean M. Mahoney
Chief Financial Officer
RLJ Lodging Trust
7373 Wisconsin Avenue, Suite 1500
Bethesda, MD 20814

> **Re: RLJ Lodging Trust**
> **10-K filed February 27, 2024**
> **8-K filed February 26, 2024**
> **File No. 001-35169**

Dear Sean M. Mahoney:

We have reviewed your filings and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed February 26, 2024

Exhibit 99.1 Press Release
2024 Outlook, page 3

1. We note that you disclose Full Year 2024 Guidance for Non-GAAP measures, including Adjusted EBITDA and Adjusted FFO per diluted share, without providing a reconciliation to the most directly related GAAP measure. In future filings, please include such reconciliation or, alternatively, provide a statement that the information could not be presented without unreasonable efforts under Item 10(e)(1)(i)(B) of Regulation S-K. Refer also to Questions 102.10(a) and 102.10(b) of the C&DIs for Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction